CUSIP No.  435758305

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BROWN BROTHERS HARRIMAN & CO.
13-4973745

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]


3. SEC ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A


5. SOLE VOTING POWER

1567742


6. SHARED VOTING POWER

286858


7. SOLE DISPOSITIVE POWER

1932122

8. SHARED DISPOSITIVE POWER

286858


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2219980


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9)*

26.9%


12. TYPE OF REPORTING PERSON*
HC

CUSIP No.  435758305

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BROWN BROTHERS HARRIMAN TRUST COMPANY
13-3193410


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]


3. SEC ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A


5. SOLE VOTING POWER

1567742


6. SHARED VOTING POWER

286858


7. SOLE DISPOSITIVE POWER

1933122


8. SHARED DISPOSITIVE POWER

286858


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2219980


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9)*

26.9%


12. TYPE OF REPORTING PERSON*

HC
CUSIP No.  435758305

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BROWN BROTHERS HARRIMAN TRUST COMPANY OF TEXAS
75-2310600

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]


3. SEC ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.


5. SOLE VOTING POWER

1567742


6. SHARED VOTING POWER

286858


7. SOLE DISPOSITIVE POWER

1933122


8. SHARED DISPOSITIVE POWER

286858


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2219980


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9)*

26.9%


12. TYPE OF REPORTING PERSON*

BK
Item 1 (a).  Name of Issuer:

Holly Corporation

Item 1 (b).  Address of issuer's principal executive offices:

100 Crescent Court
Suite 1600
Dallas TX 75201-1880

Item 2 (a).  Name of person filing:

Brown Brothers Harriman & Co.

Item 2 (b).  Address of principal business office:

59 Wall Street
New York N.Y. 10005

Item 2 (c).  Citizenship

U.S.A

Item 2 (d).  Title of class of securities

Common

Item 2 (e).  CUSIP Number:

435758305

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:


(b) [ ]  Bank as defined in section 3(a)(6) of the Act.


(g) [X]  Parent holding company, in accordance with Subsection 240
 13d-1(b)(ii)(G)


Item 4. Ownership:


        (a)  Amount beneficially owned:

             2219980

        (b)  Percent of class:

             26.9%

        (c)  Number of shares as to which such person has:


             (i)   Sole power to vote or to direct the vote

                   1567742

             (ii)  Shares power to vote or to direct the vote

                   286858

             (iii) Sole power to dispose or to direct the disposition of

                   1933122

             (iv)  Shared power to dispose or to direct the disposition of

                   286858

Item 5.  Ownership of 5 percent or less of a class

N/A


Item 6.  Ownership of more than 5 percent on behalf of another person

The reported shares are held in various fiduciary accounts, and accordingly, dividends, and the proceeds of sales of such shares, are payable to other persons, including such accounts, the beneficiaries or settlors thereof or a combination of such persons. In certain instances, other persons (including beneficiaries and settlors) may be deemed to have the power to direct receipt of dividends or the proceeds of the sale of shares reported herein. To the best of the undersigned's knowledge and belief, no one other person has such an economic interest relating to more than 5% of the class of reported shares.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

The securities being reported are beneficially owned by certain trusts of which Brown Brothers Harriman Trust Company of Texas is the Trustee or Co-Trustee. Brown Brothers Harriman Trust Compant of Texas is a wholly owned subsidiary of Brown Brothers Harriman Trust Company which is a wholly owned subsidiary of Brown Brothers Harriman & Co. A copy of the Agreement by and between Brown Brothers Harriman & Co., Brown Brothers Harriman Trust Company, and Brown Brothers Harriman Trust Company of Texas authorizing the filing of one Schedule 13G on behalf of each company is set forth below:

AGREEMENT

The undersigned hereby agree to file jointly the attached statement or amendment on Schedule 13G and any further amendments thereto pursuant to Regulation 13G proulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. Such filing shall be made by Brown Brothers Harriman & Co. on its behalf and on behalf of the other parties hereto.

Date: January 22, 1998
BROWN BROTHERS HARRIMAN & CO.
BY: Richard J. Stork
    Compliance Officer

Date: January 23, 1998
BROWN BROTHERS HARRIMAN TRUST COMPANY
BY: Mary Brandimarte
    Vice President

Date: January 22, 1998
BROWN BROTHERS HARRIMAN TRUST COMPANY OF TEXAS
BY: Robert G. McKenzie
    Executive Vice President

Item 8.  Identification and Classification of Members of the Group

N/A

item 9.  Notice of Dissolution of Group

N/A

Item 10. Certification

I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

Disclaimer of Beneficial Ownership

The undersigned expressly declare that the filing of this 13G shall not be construed as an admission that the undersigned are, for purpose of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13G.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 22, 1998

Brown Brothers Harriman & Co.
By: Richard J. Stork
Compliance Officer

Brown Brothers Harriman Trust Company
By: Mary Brandimarte
Vice President

Brown Brothers Harriman Trust Company of Texas
By: Robert G. McKenzie
Executive Vice President